FORM C-AR

APRIL 30, 2023

SUPER PROCESSOR, INC

(d/b/a SUPERNET)



3960 Howard Hughes Parkway
5th Floor PMB 6041
Las Vegas, NV 89169

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Super Processor, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://supernet.ai/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer 4 than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

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The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Super Processor, Inc. is a Nevada C Corporation doing business as SuperNet, which was incorporated on October 27, 2014.

Super Processor is a credit card company that offers revolving lines of credit to consumers that can be used at participating cannabis, and other underserved retailers like gaming, psychedelics, and web3 businesses. The Company also processes credit card, debit card, and ACH transactions for cannabis and other retailers.

The Problem

Existing credit card networks do not support many high growth, cutting edge markets and industries. For example, it is legal to buy cannabis with credit cards, but credit card brand networks, payment processors, and banks have decided not to serve this industry until cannabis is federally legal. Similarly, emerging markets like sports betting, on-line gambling, web3, and psychedelics are typically neglected by legacy card networks because they are viewed as relatively small, riskier, and needing specialized solutions.

The Solution

The Company will operate as an integrated payments company that provides its customers with credit to acquire products from affiliated merchants. Through its card issuing, merchant acquiring and card network businesses, the Company will connect participants and provide unique value across the commerce path by providing financial services and payment solutions in the licensed cannabis industry, an underserved segment within the financial services marketplace.

The Company will maintain direct relationships with both its consumer credit customers and merchants and will handle all key aspects of those relationships. These relationships create a "closed loop" in which the Company will have direct access to information at both ends of the card transaction, which distinguishes the Company's payments platform from bankcard networks. The Company's integrated payments platform is expected to allow it to analyze customer information and build analytical tools that it can use to underwrite risk, enhance compliance, reduce fraud and provide targeted marketing, while protecting customer and merchant data incompliance with applicable policies and legal requirements.

The Company initially intends to offer a consumer credit card that would provide access to a revolving line of credit with a pre-established limit for use at merchants operating within the Company's closed loop network. Initially, card product focus would be to provide consumers with a payments option at cannabis-related businesses, although the Company would not be limited solely to securing the participation of such merchants. Card terms and conditions would comply with all applicable laws and regulations and would be disclosed to customers as required by law.

Although the Company will operate in states that permit significantly higher annual percentage rates, the Company expects to offer credit at rates consistent with those offered by other consumer credit cards in recognition of risk mitigation factors associated with the anticipated customer base. The Company will limit available credit on an unsecured basis to $500-$1,000 per person on average. The Company will also offer loyalty rewards (i.e., a "points" program).

The Company expects to utilize a variety of channels to source credit card customers, which may include mobile and online platforms, affiliate marketing, customer referral programs, third-party service providers and business partners, direct mail, telephone, in-house sales teams and direct response advertising. The Company also plans to offer a secured credit card product, which would enable it to scale cardholder limits based on the amount and nature of the collateral securing the credit card product. The Company expects to permit customers to provide collateral in the form of fiat or virtual currency. Collateral would not be utilized as a form of payment for the customer's transactions, but would solely serve as security on the credit to customers. The Company intends to acquire consumer credit card customers through marketing at each cannabis retailer, or through email or other marketing campaigns to the customers of each retailer.

For merchant acquisition, the Company intends to build and manage a network of merchants across markets in which the Company is licensed with a focus on cannabis-related businesses, an underserved market. The Company's merchant acquisition activities would include identifying and contracting with new merchants to accept the Company's cards, agreeing on a discount rate for card transactions and handling servicing for merchants, as needed. Given the lack of competitive credit-related products for use at cannabis-related businesses, the Company expects a reasonable supply of interested merchants will develop and that merchant pricing will be comparable to credit card pricing in other industries. The Company may build and maintain relationships with merchant acquirers, aggregators and processors to manage aspects of its merchant services business. The Company also intends to engage with large cannabis organizations, multi-state operators, delivery companies, and cannabis POS companies to approach the partner's retailers and sell the Company's payment processing services to the retailer.

The Company also expects to provide fraud-prevention tools, marketing solutions, data analytics and other programs and services to merchants and other partners that leverage the capabilities of its integrated payments platform. Although the Company intends initially to focus on the development of its consumer credit card product and its merchant acquisition business, the Company may consider other related products and services that address the financial services needs of its customers and merchants and that the Company believes it can develop and implement effectively within a competitive marketplace, subject to compliance with all applicable laws, regulations and policies within the jurisdictions in which the Company operates.

Market Overview

The cannabis retail market totaled $26-32 billion in 2022 and is growing at a rate of 15% per year. Due to the prohibition of credit card networks on the use of credit cards to pay for cannabis, consumers primarily use cash, debit card, or ACH transfer. SuperNet believes its introduction of credit cards to this market will drive an increase in number of sales at retailers and larger average transactions, both of which will expand the market size. SuperNet's customer pipeline is every cannabis retailer and eCommerce merchant in the US.

Competition

SuperNet competes against many other electronic payment providers who support the cannabis industry. These companies offer consumers the ability to pay using debit cards or ACH transfer. The cannabis payments market is extremely fragmented and none of these companies control a significant share of the market. For credit card payments specifically in the cannabis space, our SuperNet product is the only card network that offers consumers the ability to make purchases with credit cards.

SuperNet's consumer credit card is differentiated from other credit cards because it can be used at participating cannabis retailers. Other credit card networks like Visa, MasterCard, American Express, and Discover are not permitted to be used in cannabis businesses. Similarly, SuperNet's payment processing service is providing credit card payment processing to cannabis merchants, which enables them to accept SuperNet consumer credit cards for payment.

Employees

The company currently has 9 full-time employees and 0 part-time employees.

Regulation

Super Processor is governed by regulations related to several different facets of the business:

- Lending activities are governed by--Truth in Lending Act (TILA); Fair Credit Reporting Act(FCRA); Regulation B; Equal Credit Opportunity Act; Fair Debt Collections Practices Act; the Consumer Financial Protection Bureau (CFPB); and, in some states, state level lending registration.
- Money transmission activities are governed by--Rules and regulations of our partner banks; FinCEN; State MTL laws and regulations; and NACHA regulations.

Intellectual Property

The Company has filed for the following trademarks:

Mark	Filing Date	Serial Number
SUPERNET	March 10, 2022	97306168

In addition, the Company has been issued a Notice of Allowance by the United States Patent and Trademark Office for the SuperNet logo (blue and white stylized "S"). The USPTO serial number for this logo is 97351375.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company currently has no headquarters while management works remotely.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

Our Company has a limited operating history.
The Company was incorporated in 2014 In its early years, Super Processor operated as a payments ISO selling credit card processing to general market merchants. This activity funded the development of the Company's technology, processes, and strategy to support credit card payments in cannabis retailers. The Company ceased being a payments ISO in 2020, and turned its focus to starting a new credit card network to service the cannabis industry. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come to fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has generated minimal revenues since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Dependent on additional fundraising to continue to operate.
We may not have enough funds to sustain the business until it becomes profitable which is why we are raising funds through this crowdfunding round. Even if we raise funds through a crowdfunding round, however, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Voting Common Stock in the amount of up to $5,000,000 in an on-going Reg CF offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Our revenues and profits are dependent on our client and merchant base, which may be costly to win, retain, and develop.
Our merchants can reassess their commitments to us at any time. We may require a lot of capital to acquire and retain relationships with our merchant clientele. If we are unable to attract and/or retain these relationships, your investment could be substantially reduced.

Risks Related to the Cannabis Industry

What is legal under state law may be illegal at the federal level, and intrastate commerce may be impossible.
Legalization applies only at the state level, and the laws vary from state to state. The production and sale of cannabis, and to an unknown extent, some of the activities related to cannabis, is illegal at the federal level. Even where some activities are legal at the state level, some other activities related to cannabis and the sale of cannabis may be illegal, and there may be no guidance as to what is legal or illegal. Intrastate commerce is difficult and subject to huge uncertainty. Investors should only invest in cannabis companies if they can cope with a level of regulatory uncertainty that has never been seen before.

Existential threats from regulators, legislators and law enforcement.
Regulatory authorities and legislative bodies may pass inconsistent and constantly changing laws and rules affecting the cannabis industry and industries setup to service it. At any given moment, a business model involving any part of the cannabis industry could become illegal or impossible to comply with. Even if legal, the operations of law enforcement agencies could interfere with business operations.

Cannabis companies will be treated as piggybanks.
If not regulated out of existence, cannabis companies could also be taxed out of existence. Anybody with taxing authority (states, counties, municipalities) will want its share of the companies' profits, which means less for investors.

The passage of additional state legislation and/or constitutional amendments legalizing cannabis for medical and/or personal use could result in an even more competitive marketplace.

In the event of the passage of additional state legislation and/or constitutional amendments legalizing cannabis for medical and/or personal use, the Company could face competitive pressures, which could adversely impact its operational and financial success.

Established credit card companies could begin allowing cannabis companies to use their networks.
In the event that legal, regulatory and other influences make it more attractive for existing credit card networks to allow cannabis companies to use their networks, we would face significant competition. The existing credit card networks, such as Visa, American Express, Master Card, and Discover, have significantly more resources than we do. We may not be able to compete with these companies in the event they moved into the cannabis market.

The Company may be acting "ultra vires."
This is a legal concept that means "acting beyond its powers," i.e., doing something that the company wasn't organized to do. It's hardly seen any more because most companies are organized "for any lawful purpose." The problem for cannabis companies is that their "purposes" might not be "lawful" in some jurisdictions. This means that the directors/managing members and maybe even the shareholders of the company may be held liable for the company's acts and the acts by the company (e.g., entering into contracts) may not be binding. The potential for uncertainty, litigation and liability is immense.

Public perception of cannabis-related products may have a negative impact on our business.
Consumer perception of cannabis-related products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products. From time to time, there may be unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding our industry. There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to the cannabis market or companies serving the cannabis market, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention. Adverse publicity, scientific research or findings, litigation, regulatory proceedings, or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition. In addition, adverse publicity, reports or other media attention regarding the safety, quality, or efficacy of the cannabis-related products or ingredients, or associating the use of cannabis-related products or ingredients in general with illness or other adverse effects, whether or not scientifically supported or accurate, could have a material adverse effect on the company's business and financial condition. The Company's operations and financial condition could be impacted by both genuine and fictitious claims regarding cannabis in general.

Changing social mores and opinions on cannabis and trends may affect the success of the Company.
Consumer interest in cannabis related products may be affected by many factors outside of the Company's control, including general economic conditions, changing social mores and opinions, popular opinion toward personal use and/or medical cannabis, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt and consumer behaviors towards incurring and paying debt, the costs of basic necessities, and the effects of weather or natural disasters. Any decline in discretionary spending by consumers could negatively affect the cannabis industry operations and financial results. The Company's success will depend upon its ability to anticipate and respond in a timely manner to changing trends, customer demands and demographics. In addition, consumer acceptance of regulated cannabis products may vary significantly over time, and any stigma associated with cannabis use may increase or decrease. Because the Company's operations will be dependent upon continued market acceptance by consumers, any negative trends will adversely affect the Company's operations and financial results. The Company's failure to anticipate, identify or react appropriately to changes in customer tastes, preferences, shopping and spending patterns and other lifestyle decisions could have a material adverse effect on holdings' financial condition and results of operations.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of our voting stock.
As a result of the Voting Common Stock that they hold, Michael W.K. Tsang, our Chief Executive Officer, and dress wedding, our Chief Strategy Officer, will be able to exercise voting rights with respect to an aggregate of 68,195,602 shares of Voting Common Stock, which will represent approximately 66.83% of the voting power of our outstanding capital stock immediately following this offering. As a result, our founders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.
The Company has set the price of its Voting Common Stock at $0.68 per share for the Reg CF offering. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Voting Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment.
There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors in the Voting Common Stock will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of

operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Michael W.K. Tsang	CEO	October 27, 2014 - Present	40
dress wedding	CSO	October 27, 2014 - Present	40
Debra Wohlrab	COO	February 1, 2019 - Present	40
John Pfisterer	CFO	March 1, 2022 - Present	40
Dori Tritt	CTO	May 1, 2022 - Present	40
Directors:			
Michael W.K. Tsang	Director	October 27, 2014 - Present	n/a
dress wedding	Director	October 27, 2014 - Present	n/a
Kale Inoue	Director	March 9, 2022 - Present	n/a

Michael W.K. Tsang, CEO, Director

Michael is the Co-Founder of Super Processor, and has been the CEO of the Company since 2014. Michael has over 21 years of executive experience in the payment processing industry. As CEO of Merchant Mail, Michael provided credit card processing to Harborside from 2008 until 2012 when the major card networks stopped supporting the cannabis industry. For the last 13 years, Michael has been laying groundwork for the financial industry to once again offer credit cards to cannabis customers and merchants.

dress wedding, CSO, Director

dress is the Co-Founder of Super Processor, and has been the Chief Strategy Officer of the Company since 2014. In 2006, he co-founded Harborside Health Center, widely recognized as the most professional and reputable medical cannabis dispensary in the industry. During his tenure at Harborside, he managed the company's banking relationships, finding new and creative options as older institutions bowed out. His forthright commitment to transparency and compliance made it easier for financial institutions to serve Harborside's growing financial needs. His prior experience in healing arts and peace and justice activism helped shape the patient focused culture of Harborside, bringing great respect and appreciation from thousands of cannabis patients and observers. As Harborside's Holistic Services Director, dress grew the free holistic services program from four practitioners and 16 hours per week to 11 practitioners offering nearly 50 hours of holistic health services. He also started monthly support groups for senior patients and families with children that are using cannabis as medicine.

Debra Wohlrab, COO

Debra has been the COO of the Company since February 2019. Before joining the Company Debra was Vice President of Prepaid at Culiance (now a division of FIS), a CUSO organization, from September 2017 to February 2019. Before joining Culiance Debra was a Senior Vice President of Global Product Management for ACI Worldwide from September 2015 to August 2017. During her over 40 years in the financial field Debra has held executive positions at TSYS, PaySys (now FDR) International and Mastercard International.

John Pfisterer, CFO

John has been the CFO of the Company since January 2022. Prior to joining the Company, he was CFO at Edlio, an edtech and payments company, from March 2020 to November 2021. From July 2018 to February 2020, John was Managing Director of Palladium Advisors and consulted with early-stage companies in the cannabis and banking industries. John was CFO for Paya, a large payments company from July 2013 to June 2018 and helped lead their sale to a private equity investor. He started his career at Capital One, where he spent 11 years as CFO for multiple business segments, and followed that with executive finance roles at First National Bank of Omaha and The Royal Bank of Scotland

Dori Tritt, CTO

Dori has over 20 years of IT experience in the enterprise software industry, specifically working with large scale systems and project lifecycle implementations. As of May 2022, he has been serving as the Chief Technology Officer of SuperNet. Prior to that, Dori had consulted independently for 17 years, beginning in December 2004 till his engagement with SuperNet began this past May. He consulted for large clients providing services involving system architecture and integration, data management & governance, cloud migration, with a strong consideration for security and efficiency. Prior to starting his consulting business, Dori worked at PeopleSoft from December 1999 till May 2004. Dori lives in Colorado and is a present father to two sons, 11 & 13. In his spare time, he is an avid reader, nature and music enthusiast and enjoys tapping into his creativity by playing electric guitar and bass in a band.

Kale Inoue, Director

Kale Inoue is a serial entrepreneur and the most significant investor in Super Processor. He has been a board member of Super Processor since March of 2022. Kale is currently CEO of Make Cool Stuff, Company which manufactures and markets e-commerce products, a role he has held since 2012. He is also the CEO of TTH, Company an e-commerce fertility company and has been in that role since January 2020. Kale is also the chairman of the board of three non-profits. Kale is also an early stage investor in many industries including e-commerce, solar utilities, real estate, finance, medical, cannabis and non-profits. He resides in Boulder, CO and loves skiing, thought experiments, and tax strategy planning.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of April 30, 2023:

Name of Beneficial Owner	Amount and class of securities held	Percent of voting power prior to the Offering
Michael W.K. Tsang	40,407,936 shares of Voting Common Stock	39.54%
dress wedding	27,787,666 shares of Voting Common Stock	27.29%

The following table describes our capital structure as of April 30, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available
Voting Common Stock	150,000,000	93,770,799.95	1,435,372	54,793,828.05
Series A Preferred Stock	20,000,000	0	0	20,000,000
Non-Voting Common Stock+	7,000,000	949,766.50	2,353,987	3,696,246.50
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
Tsang Note	$379,278	3%	8/1/27	
wedding Note	$403,545	3%	8/1/27	

*The company has issued six warrants for 1,435,372 shares of Voting Common Stock.

+The company has reserved 7,000,000 shares of its Non-Voting Common Stock for issuance pursuant to its Compensation Award Plan, of which the company has granted 3,303,753.5 shares as restricted stock. Of those grants 949,766.5 shares have fully vested as of April 30, 2023.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit A to this Form C-AR. The financial statements have not been audited and are subject to change when audited. Additionally, the discussion below includes information from 2023.

Overview

SuperNet was founded on October 27, 2014 as an integrated payment company that provides its customers with credit to acquire products from affiliated merchants.

Results of Operations

Net Revenues

Net revenues were $0 for the year ended December 31, 2022 ("Fiscal 2022"). The Company is in the process of developing the technology to launch the cannabis credit card product and did not market the product to customers in 2022.

Operating Expenses

Total operating expenses in 2022 were $2,198,918 and consisted of general and administrative expenses, sales and marketing expenses and compensation and benefits expenses. General and administrative expenses totaled $811,941 and included technology expenses related to the build out of our proprietary technology platform, and legal fees related to compliance activities. Sales and Marketing expenses totaled $87,584 and focused on developing partnerships with financial institutions and sales distribution partners. Compensation and benefits expenses totaled $1,299,392 and included expenses related to hiring and retaining staff to help build and bring our products to market.

Other Income/Expense

During Fiscal 2022, the company incurred $34,037 in interest expense due to loans the Company secured to fund its operations.

Net Loss

As a result of the foregoing, we incurred a net loss of $2,759,154 in Fiscal 2022, compared to a net loss of $785,381 in Fiscal 2021.

Liquidity and Capital Resources

As of December 31, 2022, the company had $2,694 in cash and cash equivalents on hand. The company's operations have been financed to date through a combination of the issuance of equity securities and debt financing. We believe that the proceeds from the Reg CF offering, combined with new debt financing will be adequate to meet our liquidity and capital expenditure requirements for the next 6 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

The company has the following debt outstanding as of April 30, 2023:

Type of Debt	Loan from Individual
Creditor	Related Party – dress wedding
Amount Outstanding	$ 59,573
Interest Rate & Payment Schedule	7%; at maturity
Maturity Date	November 30, 2023
Other Material Terms	On September 25, 2020, the Company entered into a loan agreement with dress wedding, one of our founders and directors and our Chief Strategy Officer, in the amount of $50,000 bearing interest at 7%, with required principal and interest payments of $3,442 to begin on June 1, 2021. On June 1, 2021, the agreement was amended, which required $4,000 monthly principal and interest payments to begin on July 1, 2022, until principal and interest payments are paid in full. No principal or interest payments were made during the years ended December 31, 2021 and 2020. On July 14, 2022, the loan was extended to delay payments until September 15, 2022. On October 7, 2022, the loan was extended again to delay payments until November 15, 2022. On December 7, 2022, the loan was extended to delay payments until February 15, 2023. The company and the lender intend to extend this loan until the end of the second quarter of 2023.

Type of Debt	Loan to Individual
Creditor	Third Party
Amount Outstanding	$ 9,018
Interest Rate & Payment Schedule	10%; $2,500 per month
Maturity Date	August 31, 2023
Other Material Terms	On November 30, 2018, the Company entered into a loan agreement with a third party, in the amount of $15,000 bearing interest at 10%. On June 1, 2020, the agreement was amended, which required $1,500 monthly principal and interest payments to begin on January 1, 2021, until principal and interest payments were paid in full. On December 15, 2020, the agreement was amended again, which then requires monthly $1,500 principal and interest payments to begin on July 1, 2021, until monthly principal and interest payments are paid in full.

Type of Debt	Loan from Individual
Creditor	Related Party – Mark Norberg (father of dress wedding)
Amount Outstanding	$ 116,645
Interest Rate & Payment Schedule	8%; $2,500 per month
Maturity Date	December 31, 2023

Other Material Terms	On February 5, 2018, the Company entered into a loan agreement with Mr. Norberg in the amount of $100,000 bearing interest at 8% with required monthly and principal payments of $4,639 commencing on July 1, 2018. On May 1, 2021, the agreement was amended, which required $5,000 monthly principal and interest payments to begin on January 1, 2022, until principal and interest payments are paid in full. On January 18, 2023, the agreement was amended to delay payments until April 1, 2023.

Type of Debt	Loan from Individual
Creditor	Third Party
Amount Outstanding	$ 158,832
Interest Rate & Payment Schedule	7%; $3,000 per month
Maturity Date	November 30, 2023
Other Material Terms	On October 10, 2018, the Company entered into a loan agreement with a third party in the amount of $105,000 bearing interest at 7%, with all required principal and interest payments totaling $157,500 due on November 1, 2020. In May 2020, the agreement was amended which required $3,000 monthly principal and interest payments to begin on January 1, 2021 or once the Company achieves revenue generation of $50,000 per month. On May 21, 2021, the agreement was amended again, which then required $3,000 monthly principal payments to begin on January 1, 2022 or once the Company achieves revenue generation of $50,000 or more.

Type of Debt	Loan from Institution
Creditor	Third Party
Amount Outstanding	$ 68,732
Interest Rate & Payment Schedule	12%; $3,000 per month
Maturity Date	May 31, 2025
Other Material Terms	On July 11, 2016, the Company entered into a loan agreement with a third party institution in the amount of $74,852 with required weekly principal and interest installments beginning on January 23, 2017 until fully repaid on July 11, 2017. In June 2020, the agreement was amended requiring the Company to make 59 $1,250 monthly payments with the final payment of $1,102 due on the maturity date of June 15, 2025, the agreement included interest if the loan went into default at which time the unpaid note would bear interest at 12%. On December 20, 2020, it was agreed that the Company would make $5,000 monthly principal and interest payments beginning on July 1, 2021 and that the borrower would increase monthly payments by $1,000 at minimum until the principal and interest are fully paid with interest accruing at 20% beginning on April 9, 2020. On June 3, 2021, the agreement was amended with the

	borrower making monthly principal and interest payments of $5,000 per month beginning on October 1, 2021 and that on the following July 1, the borrower would increase the monthly payments by $1,000 minimum until the principal and interest were paid in full. On January 18, 2023, the agreement was amended to delay monthly payments until March 31, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – Susan Levin (wife of co-founder)
Amount Outstanding	$ 39,366
Interest Rate & Payment Schedule	15%; at maturity
Maturity Date	June 30, 2023
Other Material Terms	On April 4, 2022, the Company entered into a loan agreement with Susan Levin, the wife of one of the Company's founders, in the amount of $30,000 bearing interest at 15% with the entire principal and accrued interest of $34,500 due on June 1, 2022. The agreement was amended on June 10, 2022 and added interest on unpaid balances of 10% per annum. The payoff date was extended to July 31, 2022. The agreement was amended again on October 7, 2022 to extend the payoff date until November 30, 2022. On November 30, 2022, the loan was extended to extend the payoff date until January 1, 2023. On January 5, 2023, the loan was amended to extend the payoff date until May 31, 2023

Type of Debt	Loan from Individual
Creditor	Third Party
Amount Outstanding	$ 13,122
Interest Rate & Payment Schedule	15%; at maturity
Maturity Date	May 31, 2023
Other Material Terms	On April 21, 2022, the Company entered into a loan agreement with a third party in the amount of $10,000 bearing interest at 15% and payable in full on June 22, 2022. The agreement was amended on July 15, 2022 and extended the payoff date to September 30, 2022, and changing the interest rate to 10% per annum. On September 30, 2022, the agreement was amended to extend the payoff date until January 31, 2023. On November 30, 2022, the agreement was amended to extend the payoff date until March 31, 2023. The Company and lender intend to extend the repayment date to May 31, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – Michael W.K. Tsang
Amount Outstanding	$ 42,293
Interest Rate & Payment Schedule	7%; $5,000 per month
Maturity Date	June 30, 2023
Other Material Terms	On July 15, 2022, the Company entered into a loan agreement with Michael W.K. Tsang, one of our founders and directors and

our CEO, in the amount of $50,000 bearing interest at 7%. Monthly payments of $5,000 were expected to begin on January 1, 2023 and continue until the loan is paid in full. On January 5, 2023, the agreement was amended to delay the start of monthly payments until March 31, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – Kale Inoue
Amount Outstanding	$ 76,177
Interest Rate & Payment Schedule	6%; at maturity
Maturity Date	May 22, 2023
Other Material Terms	On September 22, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $50,000 bearing interest at 10% with all principal and accrued interest due on October 23, 2022. On October 22, 2022, the agreement was amended to extend the payback date to November 22, 2022. On November 30, 2022, the agreement was amended to extend the payback date to December 23, 2022. On December 23, the agreement was amended to push the payback date to May 23, 2023.

Type of Debt	Loan from Individual
Creditor	Third Party
Amount Outstanding	$ 77,218
Interest Rate & Payment Schedule	6%; at maturity
Maturity Date	May 28, 2023
Other Material Terms	On November 3, 2022, the Company entered into a loan agreement with a third party in the amount of $75,000 bearing interest at 6% and payable in full on December 19, 2022. The agreement was amended on January 18, 2023 to extend the payoff date to February 28, 2023. The Company and lender intend to extend the repayment date until May 31, 2023.

Type of Debt	Loan from Individual
Creditor	Third Party
Amount Outstanding	$ 27,083
Interest Rate & Payment Schedule	7%; at maturity
Maturity Date	June 1, 2023
Other Material Terms	On December 22, 2022, the Company entered into a loan agreement with a third party in the amount of $25,000 with a fixed interest payment of $1,500 payable in full on March 22, 2023. The Company and lender intend to extend the repayment date until June 22, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – Kale Inoue
Amount Outstanding	$ 43,017
Interest Rate & Payment Schedule	6%; at maturity

Maturity Date	June 1, 2023
Other Material Terms	On December 1, 2022, the Company entered into a loan agreement with Kale Inoue, one of our directors, in the amount of $42,000 bearing interest at 6% with all principal and accrued interest due on January 1, 2023. On January 18, 2023, the agreement was amended to extend the payback date to May 31, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – dress wedding
Amount Outstanding	$ 4,415
Interest Rate & Payment Schedule	8%; at maturity
Maturity Date	May 15, 2023
Other Material Terms	On September 6, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $4,200 bearing interest at 8% with all principal and accrued interest due on November 15, 2022. On December 7, 2022, the agreement was amended to extend the payback date to January 31, 2023. The Company and lender intend to extend the repayment date until June 30, 2023.

Type of Debt	Loan from Individual
Creditor	Related Party – dress wedding
Amount Outstanding	$ 25,678
Interest Rate & Payment Schedule	7%; at maturity
Maturity Date	May 15, 2023
Other Material Terms	On December 7, 2022, the Company entered into a loan agreement with dress wedding, one of our founders, in the amount of $25,000 bearing interest at 7% with all principal and accrued interest due on February 15, 2023. The Company and lender intend to extend the repayment date until June 30, 2023.

Type of Debt	Convertible Notes
Creditor	Related Party – Michael W.K. Tsang
Amount Outstanding	$ 379,278
Interest Rate & Payment Schedule	3%; at maturity
Maturity Date	August 2, 2027
Other Material Terms	On August 2, 2022, the Company's founders, Michael W.K. Tsang and dress wedding, converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and are mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is at a 0% discount.

Type of Debt	Convertible Notes
Creditor	Related Party – dress wedding
Amount Outstanding	$ 403,545
Interest Rate & Payment Schedule	3%; at maturity
Maturity Date	August 2, 2027
Other Material Terms	On August 2, 2022, the Company's founders, Michael W.K. Tsang and dress wedding, converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and are mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is at a 0% discount.

Equity Issuances

During the year ended December 31, 2022, the Company issued 5,109,402.4 shares of Voting Common Stock. Of this total, 3,051,834.4 shares were sold to investors yielding $1,026,500, and 2,057,568 shares were issued for services valued at $106,787 based on the Company's estimate of the fair value of the Voting Common Stock.

So far in 2023, the Company has issued 138,648 shares of Voting Common Stock for services valued at $7,196 based on the Company's estimate of the fair value of the Voting Common Stock.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

At various points during the last five years, the Company has originated loans from related parties to fund the operations of the Company. As of April 30, 2023, there are eight such loans outstanding totaling $407,164. The details of these loans are outlined in the "Indebtedness" section of this filing (pages 15-20) where they are labeled as "Related Party."

On January 1, 2015, the Company entered into a non-formal line of credit agreement with its founders, Michael W.K. Tsang, and dress wedding, bearing interest at 3%. On August 2, 2022, the Company's founders converted their lines of credit balances to convertible notes. The notes bear interest at 3% per annum and are due five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount. As of April 30, 2023, the combined balance of these Convertible Notes is $782,824 which includes both principal and accrued interest.

On December 9, 2021, an entity controlled by Kale Inoue, a director of the Company, purchased 1,444,252 shares of Voting Common Stock of the Company for $500,000.

On March 3, 2022, the Company issued 722,220 shares of Voting Common Stock for services valued at $68,611 to our director, Kale Inoue.

On August 1, 2022, the Company issued 1,125,000 shares of Voting Common Stock for services valued at $106,875 to its CFO, John Pfisterer.

On August 4, 2022, an entity controlled by Kale Inoue, a director of the Company, purchased 722,126 shares of Voting Common Stock of the Company for $250,000.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- Between July 11, 2019 and July 10, 2020, the Company issued 4,212,352.75 shares of Voting Common Stock for proceeds of $100,000 and services valued at $204,000 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Between July 11, 2020 and July 10, 2021, the Company issued 1,152,406 shares of Voting Common Stock for proceeds of $103,333 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Between July 11, 2021 and July 10, 2022, the Company issued 8,604,957.20 shares of Voting Common Stock for proceeds of $1,029,000 and services valued at $425,844 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- Since July 11, 2022, the Company issued 3,016,233 shares of Voting Common Stock for proceeds of $537,500 and services valued at $197,409 pursuant to Rule 506(b) of Regulation D. The proceeds were used for general business purposes.

- On August 2, 2022, the Company's founders converted certain lines of credit balances to convertible notes. The convertible notes bear interest at 3% per annum and are mature five years from the date of the initial issuance. Upon the maturity date, all outstanding principal and any accrued interest is due. On the conversion date (as defined in the agreement) the notes and all accrued but unpaid interest automatically converts into the Company's Voting Common Stock at a per share price of $0.3462. The conversion rate is a 0% discount.

- On February 1, 2023, the Company filed a Form C with the SEC to begin raising up to $5 million through a Reg CF offering. The Company anticipates aggressively marketing the Reg CF offering in the coming months to generate investment funding.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or directors are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end December 31. Once posted, the annual report may be found on the Company's website at **www.superprocessor.com/investors**.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

 The issuer also certifies that the attached financial statements are true and complete in all material respects.

  /s/ Michael W.K. Tsang
(Signature)

  Michael W.K. Tsang
(Name)

  Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

  /s/ Michael W.K. Tsang
(Signature)

  Michael W.K. Tsang
(Name)

  Co-Founder and CEO
(Title)

  /s/ dress wedding
(Signature)

  dress wedding
(Name)

  Co-Founder and Chief Strategy Officer
(Title)

  /s/ John Pfisterer
(Signature)

  John Pfisterer
(Name)

  Chief Financial Officer
(Title)

Financial Statements

Super Processor
Income Statement
January - December 2022

	Total
Income	
Total Income	**$ 0**
Gross Profit	**$ 0**
Operating Expenses	
Total Payroll	1,299,392
Total Sales & Marketing	87,584
Total Professional Services	461,825
Total Technology	220,063
Total Travel & Entertainment	173,066
Total Office	6,712
Total Other	(49,724)
Total Operating Expenses	**$ 2,198,918**
Non-Operating Expenses	
Interest Expense	34,037
Shares Issued for Service Expense	526,199
Total Non-Operating Expenses	**560,237**
Net Income	**$ (2,759,154)**

Super Processor
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Total Bank Accounts	**2,694**
Other Current Assets	
Prepaid Expenses	65,000
Total Other Current Assets	**65,000**
TOTAL ASSETS	**$ 67,694**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	674,316
Accrued Expenses	61,968
Total Payroll Liabilities	**515,783**
Total Accrued Interest	**222,823**
Total Notes Payable	**301,200**
Total Current Liabilities	**1,776,090**
Long-Term Liabilities	
Total Loans Payable	**279,503**
Total Founders Lines of Credit	**733,987**
Total Long Term Liabilities	**1,013,490**
Total Liabilities	**$ 2,789,580**
Equity	
Total Class A Common Stock	**3,407,620**
Retained Earnings	(3,370,352)
Net Income	(2,759,154)
Total Equity	**$ (2,721,886)**
TOTAL LIABILITIES AND EQUITY	**$ 67,694**

Super Processor
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income	$	(2,759,154)
Adjustments for Non Cash Items		
Shares Issued for Service	$	526,199
Total Adjustments for Non Cash Items	$	526,199
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Advance to Shareholders	$	14,583
Accounts Payable	$	228,157
Accrued Expenses	$	61,968
Total Accrued Interest	$	29,299
Total Payroll Liabilities	$	431,359
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	765,366
Net cash provided by operating activities	$	(1,467,590)
FINANCING ACTIVITIES		
Change in Cash from Borrowing Activities	$	257,829
Change in Cash from Equity Activities	$	1,026,500
Net cash provided by financing activities	$	1,284,329
Beginning Balance Cash	$	185,954
Net cash increase for period	$	(183,261)
Ending Balance Cash	$	2,694